[First Merchants Corporation Letterhead]

April 14, 2017

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin and Michael Clampitt, Office of Financial Services

Re:        First Merchants Corporation

      Registration Statement on Form S-4

      Filed March 17, 2017

      File No. 333-216780

Ladies and Gentlemen:

First Merchants Corporation, an Indiana corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 11, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, which was filed with the Commission on March 17, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

For your reference, both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the initial filing of the Registration Statement, are being furnished to you along with this letter.

Prospectus Cover Page

1.	Please disclose your share price on January 24, 2017, the business day before the merger was announced, and as of a latest practicable date. Also please disclose the value of one share of Arlington Bank common stock based on your share price on such dates.

In response to the Staff’s comments, the Company has revised the proxy statement and prospectus cover page within the Amended Registration Statement to include the requested share price disclosures.

The Merger

Opinion of Boenning & Scattergood, Inc., page 38

2.	Please revise the last paragraph on page 43 to quantify the fee that Arlington Bank paid to Boenning when it rendered its fairness opinion. Also please quantify the “customary fee” to be paid to Boenning for its services, including the amount contingent upon consummation of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comments, the Company has revised page 43 of the Amended Registration Statement to quantify the fees paid or payable to Boenning & Scattergood, Inc.

April 14, 2017

Interests of Certain Persons in the Merger, page 46

3.	For any interests of directors and executive officers in the merger, please revise to describe and quantify all the interests for each person individually, particularly in the first bullet. Refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of Schedule 14A.

In response to the Staff’s comment, the Company has revised pages 9 and 46 of the Amended Registration Statement to describe and quantify, individually, the interests of Arlington Bank’s directors and executive officers in the Merger.

The Merger Agreement

Conditions to Completion of the Merger, page 48

4.	It appears that the receipt of counsel’s legal opinion that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code is a waivable condition by both merger parties. Please undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. Also make corresponding revisions to your disclosure on pages 2, 7 and 10. Please refer to Section III.D.3 of Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comments, the Company undertakes to cause Arlington Bank to recirculate and resolicit if the condition is waived and the change in tax consequences is material, and has revised pages 2, 8, 10 and 49 of the Amended Registration Statement to make the corresponding revisions.

* * * * *

April 14, 2017

Please do not hesitate to contact me by telephone at (765) 751-1857 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark K. Hardwick

Mark K. Hardwick

Executive Vice President,

Chief Financial Officer and

Chief Operating Officer

cc:	Brian T. Hunt, Esq., First Merchants Corporation

Jeremy E. Hill, Esq., Bingham Greenebaum Doll LLP

Jeffery E. Smith, Esq., Vorys, Sater, Seymour and Pease LLP